Exhibit 99.2

TITAN MINING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Titan Mining Corporation have been prepared by management in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. Ernst & Young LLP, an independent firm of chartered professional accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Donald R. Taylor	/s/ Michael McClelland
Chief Executive Officer	Chief Financial Officer

March 21, 2024

Independent auditor’s report

To the Shareholders of

Titan Mining Corporation

Opinion

We have audited the consolidated financial statements of Titan Mining Corporation [the “Company”], which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of loss and other comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards [“IFRSs”].

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has cash and cash equivalents of $5,031, a working capital deficit of $23,512, and a net loss for the year of $10,196. As stated in Note 1, these events, or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our report. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matter	How our audit addressed the key audit matter
Impairment of mineral properties, plant and equipment

As at December 31, 2023, the Company had mineral properties, plant and equipment of $37,387, which were allocated to the Empire State Mines cash-generating unit [the “CGU”]. As outlined in note 5[j] to the consolidated financial statements, at each reporting period the Company assesses whether there is an indication that the CGU may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the CGU and compares it against the carrying amount. The Company identified an indicator of impairment in the CGU and determined the recoverable amount of the CGU as at December 31, 2023.

Auditing the Company’s estimated recoverable amount was complex due to the subjective nature of the various management inputs and assumptions. The primary inputs noted were future commodity prices, production levels, mineral resources, operating and capital cost requirements and discount rate.

Our audit procedures included, among others, the following to address the key assumptions described:

●   We involved our valuation specialists to assess the reasonability, and appropriateness of the valuation methodology and the various inputs utilized in determining the zinc price and the discount rate by referencing current industry, economic, and comparable company information, as well as company and cash-flow specific risk premiums.

●    We also involved our valuation specialists to compare future commodity prices against market data including a range of analyst forecasts.

●    We compared previous operational forecasts made by management to actual results achieved with respect to the production levels, operating and capital costs to assess reasonability of the model.

●   We involved our EY mining engineer specialist to discuss with managements internal specialists, reviewed the models and evaluated the resources and costs associated with the LOM.

●    We assessed the competency and objectivity of management’s specialist in relation to estimates of mineral resources.

Other information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Brenna Daloise.

Vancouver, Canada	/s/ Ernst & Young LLP
March 21, 2024	Chartered Professional Accountants

TITAN MINING CORPORATION

Consolidated Statements of Financial Position

(Expressed in thousands of US dollars)

	Notes	December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		$5,031	$6,720
Trade and other receivables	8	1,521	2,222
Inventories	9	7,208	6,947
Derivative asset	20a	648	473
Other current assets		813	1,228
		15,221	17,590
Non-current assets
Mineral properties, plant and equipment	10	36,798	46,230
Right-of-use assets	11a	71	161
Restricted cash	12	-	1,921
Other assets	12	672	97
Total assets		$52,762	$65,999

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$2,878	$4,604
Dividends payable		-	1,026
Lease liabilities	11b	76	96
Debt	13b	31,655	176
Loan from related party	14b	4,124	-
Acquisition obligations	19b	-	1,025
Settlement provision	19b	-	3,374
		38,733	10,301
Non-current liabilities
Lease liabilities	11b	-	96
Debt	13b	-	29,856
Reclamation and remediation provision	16	16,299	15,233
Total liabilities		55,032	55,486

Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital	17a	59,813	61,076
Reserves		6,245	6,504
Deficit		(68,328)	(57,067)
Total equity (deficit)		(2,270)	10,513
Total liabilities and shareholders’ equity		$52,762	$65,999

Nature of operations and going concern (Note 1)

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in thousands of US dollars)

		Year ended December 31	Year ended December 31
	Notes	2023	2022

Revenue	6	$52,086	$62,061

Cost of Sales
Operating expenses		$46,774	$42,751
Depreciation and depletion	10	12,889	11,922
		59,663	54,673
Income(loss) from mine operations		(7,577)	7,388

Exploration and evaluation expenses	7b	1,903	2,304
General and administration expenses	7a	4,386	4,772
Interest and other finance expenses	15	3,913	2,596
Accretion expenses	16	257	85
Interest income		(234)	(155)
Gain on foreign exchange		(815)	(1,577)
Realized gain on derivative	20a	(5,860)	(1,733)
Unrealized gain on derivative	20a	(648)	(473)
Gain on loan modification	13b	-	(893)
Loss (gain) on settlement	19b	(33)	3,374
Other income		(250)	(42)
		2,619	8,258
Net loss for the year before tax		10,196	870
Current tax expense	18	14	70
Net loss for the year after tax		10,210	940

Other comprehensive loss
Items that may be reclassified to profit or loss
Unrealized loss on translation to reporting currency		1,260	1,526
Total comprehensive loss for the year		$11,470	$2,466

Basic and diluted loss per share		$0.07	$0.01

Weighted average shares outstanding (in ’000)		137,584	138,979

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

		Share capital		Reserves
	Notes	Number (’000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity
Balance, January 1, 2022, as previously reported		138,979	$61,076	$8,606	$(763)	7,843	$(51,896)	$17,023
Share based compensation	17b	-	-	187	-	187	-	187
Dividends declared		-	-	-	-	-	(4,231)	(4,231)
Total comprehensive loss for the year		-	-	-	(1,526)	(1,526)	(940)	(2,466)
Balance, December 31, 2022		138,979	$61,076	$8,793	$(2,289)	$6,504	$(57,067)	$10,513
Exercise of warrants	17c	357	161	(31)	-	(31)	-	130
Share based compensation	17b		-	387	-	387	-	387
Dividends declared		-	-	-	-	-	(1,051)	(1,051)
Share cancellation	19b	(2,969)	(1,424)	-	-	-	-	(1,424)
Fair value of warrants	17c	-	-	645	-	645	-	645
Total comprehensive income for the period		-	-	-	(1,260)	(1,260)	(10,210)	(11,470)
Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statement of Cash Flows

(Expressed in thousands of US dollars)

	Notes	2023	2022
Operating activities
Net loss for the year before tax		$(10,196)	$(870)
Accretion expense	16	257	85
Amortization of borrowing and transaction costs	13b,14b	754	238
Depreciation and depletion of mineral property, plant and equipment	10	12,889	11,922
Depreciation of right-of-use assets	11a	77	415
Gain on loan modification	13b	-	(893)
Interest and borrowing expense accruals		3,137	2,317
Interest expense on lease liabilities	11b	10	27
Interest income accrual on restricted cash		-	(168)
Loss on settlement	19b	-	3,374
Stock-based compensation		387	187
Unrealized foreign exchange gain (loss)		(1,230)	(1,579)
		6,085	15,055
Changes in non-cash working capital
Trade and other receivables		701	1,071
Inventories		(774)	(2,391)
Other current assets		415	3,040
Accounts payable and accrued liabilities		(1,782)	(635)
Release of restricted cash		1,921	-
Star Mountain settlement	19b	(5,900)	-
Unrealized gain on derivative	20a	(176)	(473)
Income tax paid		(71)	-
Net cash generated in operating activities		419	15,667

Financing activities
Dividends paid		(1,978)	(4,104)
Proceeds from bank indebtedness	13b	5,900	35,779
Proceeds from related party loan	14b	5,000	-
Proceeds of warrant exercise	17c	130	-
Payment of bank indebtedness	13b	(5,000)	(13,000)
Payment of related party loan		-	(20,710)
Payment of interest, borrowing and transaction costs	13b,14b	(3,035)	(8,211)
Payment of lease liabilities	11b	(85)	(421)
Repayment of equipment loans	13c	(15)	(6)
Transaction fees paid for loans	13b	(350)	(200)
Net cash provided (used) by financing activities		567	(10,873)

Investing activities

Additions to mineral properties, plant and equipment	10	(2,647)	(4,309)
Net cash used by investing activities		(2,647)	(4,309)
Effect of foreign exchange on cash and cash equivalents		(28)	194
Increase (decrease) in cash and cash equivalents		(1,689)	679
Cash and cash equivalents, beginning of year		6,720	6,041
Cash and cash equivalents, end of year		$5,031	$6,720

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at December 31, 2023, the Company had cash and cash equivalents of $5,031, working capital deficit of $23,512, a net loss before tax for the year ended December 31, 2023 of $10,196 and a deficit of $68,328. During the year ended December 31, 2023, the Company had cash inflows from operating activities of $419 and cash inflow from financing activities of $567. In addition, the Company was in breach of certain financial covenants under its Credit Facility as at December 31, 2023 and had obtained a waiver until March 29, 2024. The Company has $3,655 of current debt as at December 31, 2023.

Based on the Company’s plan for Empire State Mine’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company will require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Overview

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). On March 21, 2024, the Company’s Board of Directors approved these consolidated financial statements for issuance.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

c)	Basis of consolidation

These consolidated financial statements include the accounts of the parent company, Titan Mining Corporation and its subsidiaries. Material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

Subsidiaries are included in the consolidated financial results from the effective date of acquisition of control through to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Subsidiary	Incorporation jurisdiction	Ownership %
		2023	2022
1100951 BC Ltd.	British Columbia	100%	100%
Titan Mining (US) Corporation	Delaware	100%	100%
Balmat Holdings Corp.	Delaware	100%	100%
Empire State Mines, LLC	Delaware	100%	100%
1077615 US LLC	Nevada	100%	100%

d)	Functional and presentation currency

The financial statements of each company within the consolidated group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The functional currency of the parent company is the Canadian dollar and the functional currency of all the subsidiaries is the US dollar. These consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions in the process of applying the Company’s accounting policies that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, and reported amounts of expenses during the reporting period. Estimates and assumptions are continually evaluated. However, actual outcomes could materially differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

●	Estimated mineral resources – Mineral resources are estimates of the amount of metal that can be extracted from the Company’s properties, considering both economic and legal factors. Estimating the quantity and/or grade of mineral resources requires the analysis of drilling samples and other geological data. Calculating mineral resource estimates requires decisions on assumptions about geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and foreign exchange rates. Estimates of mineral resources may change from period to period as the economic assumptions used to estimate mineral resources change and as a result of additional geological data generated during the course of operations. Changes in reported mineral resources may affect the Company’s financial position in a number of ways, including the following:

i.	asset carrying values may be affected due to changes in estimated future cash flows;

ii.	prospective depreciation charges in the Company’s consolidated statements of loss and comprehensive loss may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and

iii.	provision for reclamation liabilities balances may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

●	Revenue recognition – The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers. Zinc concentrate sales are invoiced based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, an additional invoice is issued and collected. In general, consideration is promptly collected from the Company’s customer.

●	Reclamation and remediation provision – The Company’s accounting policy requires the recognition of a provision for future reclamation and other closure activities when the obligation arises. The present value of future obligations is estimated by the Company using mine closure plans and other studies based on current environmental laws and regulations and Company policy. The estimates include assumptions as to the future estimated costs, timing of the cash flows to discharge the obligations, inflation rates, and the prevalent market discount rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed. Any changes to these assumptions will result in an adjustment to the provision which affects the Company’s liabilities and its property, plant and equipment.

●	Impairment – Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral properties, plant and equipment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal (“FVLCD”) of cash generating units for impairment tests requires management to make estimates and assumptions such as future production levels, mine site operating expenses and general administrative costs, transportation costs, concentrate smelting and refining charges, and royalties, working capital changes, capital costs, including estimated salvage value, future metal prices, corporate tax rates, selling costs, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

●	Fair value measurement – When the fair values of financial instruments, including the estimated fair value of derivatives, recorded in the statements of financial position cannot be measured based on quoted prices in active markets, they are measured using the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. In relation to determining the fair value of provisionally priced trade receivables, they are measured based on estimated future zinc prices obtained from a company that provides base metal concentrate trading services (i.e. market participant). When the fair values of non-financial assets need to be determined, e.g., for the purposes of calculating fair value less costs of disposal for impairment testing purposes, they are measured using valuation techniques including the DCF model.

●	Determination of useful life of assets for depreciation purposes – Significant judgment is involved in the determination of the useful life and residual value of long-lived assets that drive the calculation of depreciation charges. Changes in the estimate of useful lives and residual values may impact the depreciation calculations.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

●	Share-based compensation – The fair value of share-based compensation is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the option, the expected volatility of the Company’s share price, the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options and they are not transferable.

●	Taxation – The provision for income taxes and the composition of income tax assets and liabilities requires management’s judgment. In determining these amounts, management interprets the applicable income tax legislation and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future taxable profits, which affect the extent to which potential future tax benefits may be accrued. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows resulting from estimates of future production and sales volumes, commodity prices, mineral resources, operating costs and other capital management transactions. These judgments, estimates and assumptions are subject to risks and uncertainties, which may impact the actual amount of deferred income tax assets recognized in the Company’s statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

4.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Standards issued and effective for annual reporting periods beginning on or after 1 January 2023:

Amendments to IAS 1 and IFRS Practice Statement 2:

In February 2021, the Board issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements (the PS), in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures.

The amendments aim to help entities provide accounting policy disclosures that are more useful by:

●	Replacing the requirement for entities to disclose their ’significant accounting policies’ with a requirement to disclose ‘material accounting policy information’;

●	Adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures

Amendments to IAS 8 – Definition of Accounting Estimates:

In February 2021, the Board issued amendments to IAS 8, in which it introduces a new definition of ‘accounting estimates’.

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

In May 2021, the Board issued amendments to IAS 12 Income Taxes, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The adoption of these standards did not have a material impact on the Company’s disclosures.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

Standards issued and effective for annual reporting periods beginning on or after 1 January 2024:

Classification of Liabilities as Current or Noncurrent and Non-current Liabilities with Covenants – Amendments to IAS 1:

In January 2020 and October 2022, the Board issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement;

●	That a right to defer settlement must exist at the end of the reporting period;

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification;

●	Disclosures

Lack of exchangeability – Amendments to IAS 21:

In August 2023, the Board issued Lack of Exchangeability (Amendments to IAS 21).

The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique. The management is still assessing the impact of these standards.

5.	MATERIAL ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents include cash at banks and on-hand, and short-term deposits with an original maturity of three months or less, but exclude any restricted cash. Restricted cash is not available for use by the Company and, therefore, is not considered highly liquid.

b)	Foreign currencies

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

Exchange differences arising on the translation of monetary items or on the settlement of monetary items denominated in currencies other than the functional currency are recognized in profit or loss in the statements of loss in the period in which they arise. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Nonmonetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

Parent and subsidiary companies

The financial results and position of operations whose functional currency is different from the presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

●	income and expenses are translated at the average exchange rates for the period.

Exchange differences are transferred directly to the consolidated statements of loss and other comprehensive loss and are included in a separate component of equity titled “Currency translation adjustment”. These differences are recognized in profit or loss in the period in which the operation is disposed.

c)	Inventories

Production inventories

Ore in stockpiles and concentrate stockpiles are recorded at weighted average cost and measured at the lower of cost and net realizable value. Cost is determined on a weighted-average basis and comprises all costs of purchase, costs of conversion, depreciation and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories is recognized as an expense in the period the write-down or loss occurs

Materials and supplies

Materials and supplies inventory are recorded on a first-in-first-out (“FIFO”) basis and measured at the lower of cost and net realizable value. Costs include acquisition, freight and other directly attributable costs. A periodic review is undertaken to determine the extent of any provision for obsolescence. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

d)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs except for those recognized as fair value through profit and loss. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

Financial assets

Under IFRS 9, financial assets are classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL (but there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

Financial assets are classified and measured at: FVTPL, FVOCI and amortized cost. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset i.e. whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”). This is referred to as the SPPI test.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Interest received is recognized as part of finance income. Gains and losses are recognized when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include:

●	cash and cash equivalents;

●	trade and other receivables;

●	derivative asset;

●	restricted cash; and

●	other receivables.

Impairment

An expected credit loss (“ECL”) impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original EIR, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

Loans and borrowings and payables

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of comprehensive loss. Gains and losses are recognized when the financial liability is derecognized.

The Company’s financial liabilities at amortized cost include:

●	accounts payable and accrual liabilities

●	dividends payable

●	trade and other payables;

●	loans and borrowings; and

●	acquisition obligations.

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of comprehensive loss.

e)	Mineral properties, plant and equipment

Mineral properties

Mineral properties are carried at cost, less accumulated depletion and any accumulated impairment charges and include:

●	The fair value of exploration properties acquired;

●	Development costs on an area of interest once management has determined the property has achieved technical feasibility and commercial viability. Development expenditure includes operating and site administration costs.

●	Development costs on a property after commercial production is achieved when it is probable that additional economic benefit will be derived from future operations.

Mining properties are depleted over the economic life of the property on a units-of-production basis based on mineral reserves and, where included in the mine plan, mineral resources.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment includes its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated shutdown and restoration costs associated with dismantling and removing the asset.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method or unit-of-production method over their expected useful lives.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date when the asset is available for use.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

f)	Exploration and evaluation expenses

Exploration and evaluation expenses comprise costs that are directly attributable to:

●	researching and analyzing existing exploration data;

●	conducting geological studies, exploratory drilling and sampling;

●	examining and testing extraction and treatment methods; and

●	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

All exploration and evaluation expenditures are expensed. When technical feasibility and commercial viability have been determined and the subsequent costs incurred for the development of that project are capitalized as mining properties, plant and equipment, as appropriate.

g)	Reclamation and remediation provision

Reclamation and remediation provisions arise due to legal or constructive obligations as a result of the Company’s exploration, development and operating activities, and are recorded in the year in which the activity generating the liability is incurred. The estimated present value of such reclamation and remediation costs, calculated using a risk-free, pre-tax discount rate, are capitalized to the corresponding asset along with the recording of a corresponding liability as soon as the obligation to incur such cost arises. The liability is adjusted each period for the unwinding of the discount rate, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the obligation. Changes in reclamation and remediation estimates are accounted for prospectively as changes in the corresponding capitalized cost.

h)	Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) applies to all revenue arising from contracts with customers. The revenue standard establishes a five-step model to account for revenue arising from contracts with customers. It requires revenue to be recognized when (or as) control of a good or service transfers to a customer at an amount that reflects the consideration to which an entity expects to be entitled. The standard also requires enhanced and extensive disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

Revenue is generated from the sale of zinc concentrate. The Company does not sell on commercial terms that requires it to provide freight services after the date at which control of the product passes to the customer. As such, the Company’s sole performance obligation relates to the delivery of zinc concentrates to its customer with each separate shipment representing a separate performance obligation. Revenue is recognized at the point in time when the customer obtains control of the product. Control is achieved when the product is delivered to the customer; the Company has a present right to payment for the product; significant risks and rewards of ownership have transferred to the customer according to contract terms; and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

The amount of revenue recorded is based on the expected final pricing of the shipment, as specified in the pricing terms with the customer; and the net amount of metal for which the Company will receive payment. Adjustments are made in subsequent periods based on fluctuations in expected final pricing until the date of final settlement (“provisional pricing adjustments”). These provisional pricing adjustments (both gains and losses) are recorded in revenue in the Statements of loss and Other Comprehensive Loss and in trade receivables on the consolidated statements of financial position.

i)	Impairment of non-financial assets

At each reporting period the Company assesses whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, or when the decision to proceed with the development of a particular project is taken based on its technical and commercial viability, the Company estimates the recoverable amount of the asset or group of assets and compares it against the carrying amount. The recoverable amount is the higher of the FVLCD and the asset’s value in use. If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the consolidated statements of loss and other comprehensive loss for the period.

In calculating the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

j)	Income taxes

Income tax is recognized in net income for the period except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or equity, respectively. Deferred tax is provided using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

k)	Income per share

Basic income per share calculations are based on the net loss for the year divided by the weighted average number of common shares issued and outstanding during the respective periods.

Diluted income per share calculations are based on the net income attributable to common shareholders for the period divided by the weighted average number of common shares outstanding during the period plus the effects of dilutive common share equivalents. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the in-the-money options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

6.	REVENUES

	Year ended December 31,
	2023	2022
Zinc concentrate sales	$74,070	$78,957
Zinc concentrate provisional pricing adjustments	(3,444)	(2,851)
Smelting and refining charges	(18,540)	(14,045)
Revenue, net	$52,086	$62,061

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract. During 2022, the Company entered into fixed zinc pricing arrangements pursuant to its existing offtake agreement with an affiliate of Glencore Ltd. for approximately 60% of production for the period of January 2022 to March 2022 and fixed the price at $1.50 per pound of zinc. Additionally, the Company entered into a fixed zinc pricing arrangement for 50% of the Company’s budgeted zinc production for the second quarter of 2022 at a price of US$1.76 per pound of zinc. Please refer to 20(a) for further information.

7.	OTHER OPERATING EXPENSES

a)	General and administration expenses

		Year ended December 31,
		2023	2022
Salaries and benefits		$1,244	$1,166
Share-based compensation	16c	351	174
Office and administration		729	557
Professional fees		1,933	2,689
Amortization of right-to-use assets		77	134
Investor relations		52	52
		$4,386	$4,772

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

b)	Exploration and evaluation expenses

	Year ended December 31,
	2023	2022
Salaries and benefits	$584	$475
Assay and analyses	158	142
Contractor and consultants	880	1,452
Supplies	53	33
Other	228	202
	$1,903	$2,304

	Year ended December 31,
	2023	2022
Empire State Mines	$1,852	$2,237
Other	51	67
Exploration and Evaluation Expenses	$1,903	$2,304

8.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2023	2022
Trade receivables	$1,500	$2,135
GST receivable	14	39
Other	7	48
	$1,521	$2,222

9.	INVENTORIES

	December 31,	December 31,
	2023	2022
Ore in stockpiles	$147	$212
Concentrate stockpiles	276	1,521
Materials and supplies	6,785	5,214
	$7,208	$6,947

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at December 31, 2022 and 2023 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2022	$46,713	$37,473	$1,135	$1,851	$87,172
Additions			-	4,609	4,609
Transfer to plant and equipment		2,629		(2,629)	-
Change in reclamation and remediation provision	-	(3,940)	-	-	(3,940)
As at December 31, 2022	$46,713	$36,162	$1,135	$3,831	$87,841
Additions	-	213	-	2,435	2,648
Transfer to plant and equipment	-	2,426	-	(2,426)	-
Change in reclamation and remediation provision	-	809	-	-	809
As at December 31, 2023	$46,713	$39,610	$1,135	$3,840	$91,298

Accumulated depreciation
As at January 1, 2022	11,671	$18,018	$-	$-	$29,689
Depreciation and depletion	6,163	5,759	-	-	11,922
As at December 31, 2022	17,834	$23,777	$-	$-	$41,611
Depreciation and depletion	7,387	5,502	-	-	12,889
As at December 31, 2023	$25,221	$29,279	$-	$-	$54,500

Net book value at December 31, 2022	$28,879	$12,385	$1,135	$3,831	$46,230
Net book value at December 31, 2023	$21,492	$10,331	$1,135	$3,840	$36,798

11.	LEASES

a)	Right-of-use assets

	Office space	Equipment	Total
As at January 1, 2022	$290	$310	$600
Additions	-	-	-
Changes to lease terms	(26)	2	(24)
Depreciation	(103)	(312)	(415)
As at December 31, 2022	$161	$-	$161
Additions	-	-	-
Changes to lease terms	(13)	-	(13)
Depreciation	(77)	-	(77)
As at December 31, 2023	$71	$-	$71

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2022 and 2023, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

b)	Lease liabilities

	Office space	Equipment	Total
As at January 1, 2022	$300	$321	$621
Changes to lease terms	(21)	1	(20)
Interest accretion	20	7	27
Unrealized foreign exchange	(14)	-	(14)
Lease payments	(93)	(329)	(422)
As at December 31, 2022	$192	$-	$192
Changes to lease terms	(43)	-	(43)
Interest accretion	10	-	10
Unrealized foreign exchange	2	-	2
Lease payments	(85)	-	(85)
As at December 31, 2023	$76	$-	$76

Current lease liabilities	$76	$-	$76
Non-current lease liabilities	-	-	-
	$76	$-	$76

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at December 31, 2023 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Lease liabilities	$78	$-	$-	$78

c)	Amounts recognized in Statements of Loss and Other Comprehensive Loss

	Year ended December 31, 2023	Year ended December 31, 2022
Interest on lease liabilities	$10	$27
Depreciation of right-of-use assets	$77	$415
Variable lease payments	$135	$123
Expenses relating to short-term leases	$273	$310

d)	Amounts recognized in Statements of Cash Flows

	Year ended December 31, 2023	Year ended December 31, 2022
Payment of lease liabilities	$86	$422

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

12.	RESTRICTED CASH

Restricted cash comprises funds held in escrow for the New York State Department of Environmental Conservation as assurance for the funding of future reclamation costs associated with the Company’s reclamation and remediation obligations. The funds are invested in a certificate of deposit which renews automatically for additional terms of one year or more. The certificate of deposit of $1,921 was released in the second quarter of 2023 and replaced by a surety bond of $672 to provide security on the Company’s remediation obligations.

13.	DEBT

a)	Bank indebtedness - Bank of Nova Scotia

On May 31, 2019, the Company and the Bank of Nova Scotia further amended the Company’s credit facility with Bank of Nova Scotia (the “BNS” Credit Facility) whereby the interest rate on the available credit was changed to LIBOR plus 2.25% or Bank of Nova Scotia’s base rate plus 1.25%.

On December 20, 2021, the Company and the Lender amended the BNS Credit Facility extended the maturity date to April 3, 2023.

On June 6, 2022, the Company repaid the balance of the BNS Credit Facility and associated interest and retired the loan.

b)	Bank indebtedness - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024.

●	The Credit Facility is subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023 Titan was in breach of the covenants and obtained waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times. Refer to note 24 for additional disclosures related to covenant breaches.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. A total guarantee fee of $450 was accrued and paid in the year of 2023.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

The Company withdrew an additional $5,900 on June 9, 2023, and made a payment of $5,000 on November 1, 2023. $nil of the Credit Facility was available to be withdrawn as of December 31, 2023.

	Principal	Interest and borrowing costs	Total
Balance, January 1, 2022	-	-	-
Proceeds of loan	35,779	-	35,779
Repayment of loan	(5,000)	-	(5,000)
Gain on loan modification	(893)	-	(893)
Transaction fees for loan extension	(200)	-	(200)
Accrued interest	-	1,210	1,210
Interest and borrowing costs paid	-	(1,042)	(1,042)
Amortization of borrowing costs	162	-	162
Balance, December 31, 2022	29,848	168	30,016
Proceeds of loan	5,900	-	5,900
Repayment of loan	(5,000)	-	(5,000)
Accrued interest	-	3,054	3,054
Interest and borrowing costs paid	-	(3,035)	(3,035)
Amortization of borrowing costs	720	-	720
Balance, December 31, 2023	$31,468	$187	$31,655

	December 31,	December 31,
	2023	2022
Current	31,655	168
Non-current	-	29,848
	$31,655	$30,016

c)	Equipment loans

The Company financed the purchase of equipment with a 36-month loan that bears interest at 5.95%. The equipment loan balance was paid off as of December 31, 2023:

	December 31, 2023	December 31, 2022
Current	$-	$8
Non-current	-	8
	$-	$16

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

14.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments on December 31, 2023 was approximately $206, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to this arrangement in the period ended December 31, 2023:

		Year ended December 31,
	2023	2022
Salaries and benefits	$482	$453
Office and other	193	177
Marketing and travel	16	27
	$691	$657

b)	Promissory Note – November 1, 2023

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

On November 1, 2023, the Company paid a loan initiation fee of $350 and issued 6,000,000 warrants to a company controlled by Titan’s Executive Chairman pursuant to the Loan. The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

The Company accrued interest of $85 in the year 2023. Both the borrowing cost and Loan Initiation Fee was amortized during the year, and the balance was $610 as of December 31, 2023. As the Company is in breach of its covenants of the Credit Facility, therefore, the Promissory Note has been classified as current. Refer to note 24 for additional disclosures related to subsequent events.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

	Principal	Interest and borrowing costs	Total
Balance, January 1, 2023	$-	$-	$-
Proceeds of loan	5,000	-	5,000
Loan initiation fee	-	(350)	(350)
Warrant issuance costs	(645)	-	(645)
Accrued interest	-	84	84
Amortization of initiation fee	35	-	35
Balance, December 31, 2023	$4,390	$(266)	$4,124

	December 31,	December 31,
	2023	2022
Current	$4,124	$-
Non-current	$-	$-
	$4,124	$-

c)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Year ended December 31, 2023	Year ended December 31, 2022
Salaries and benefits	$761	$735
Consulting fees	422	269
Share-based compensation	309	147
Directors’ fees	219	219
	$1,711	$1,370

	As of December 31, 2023	As of December 31, 2022
Salaries and benefits payable	$416	$406
	$416	$406

15.	INTEREST AND OTHER FINANCE EXPENSES

	Year ended December 31,
	2023	2022
Interest expense on loans	$3,138	$2,317
Financial costs	755	238
Interest on Lease liabilities	10	27
Other transaction costs	10	14
	$3,913	$2,596

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

16.	RECLAMATION AND REMEDIATION PROVISION

	Year ended December 31,
	2023	2022
Balance, beginning of year	$15,233	$19,088
Accretion	257	85
Change in estimates	809	(3,940)
Balance, end of year	$16,299	$15,233

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At December 31, 2023 the estimated future cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 1.89% (December 31, 2022 – discounted at a real rate of 1.66%). The impact of the change in estimate is included in the table above.

At December 31, 2023, the total undiscounted amount for the estimated future cash flows is $19,292 (December 31, 2022 – $18,438).

17.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At December 31, 2023, the Company had 136,366,599 (December 31, 2022 - 138,978,357) common shares issued and outstanding. Dividends of C$0.01 per share were declared in 2023 (2022- C$0.04).

b)	Stock options

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

For the year ended December 31, 2023, the Company recognized share-based compensation expense of $387 (2022 – $187), of which $36(2022 – $13) was recorded to Operating Expenses in the Statements of Loss and Other Comprehensive Loss. The following table shows the change in the Company’s stock options during the years ended December 31, 2023 and 2022:

	2023		2022
	Number of options (’000s)	Weighted-average exercise price (in C$)	Number of options (’000s)	Weighted-average exercise price (in C$)
Outstanding, start of the year	8,735	1.12	7,325	1.23
Granted	-	-	4,750	0.51
Expired	(2,365)	1.40	(3,140)	1.00
Forfeited	(40)	0.54	(200)	0.63
Outstanding, end of the year	6,330	0.55	8,735	1.12
Exercisable, end of the year	3,717	0.58	4,045	1.08

For the options granted during the year ended December 31, 2022, the fair value was estimated at C$0.19 per option based on the Black-Scholes model using the following assumptions. There were no options granted during the year ended December 31, 2023.

Assumptions	2022
Risk-free interest rate	3.31%
Expected life	5 years
Expected volatility	74.24%
Grant date share price	C$0.51
Expected dividend yield	-

The following table provides information on outstanding and exercisable stock options at December 31, 2023.

Grant Date	Exercise price (in C$)	Number of Options outstanding (’000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (’000s)
September 24, 2020	0.63	1,360	1.7	1,360
November 13, 2020	0.85	250	1.9	250
November 10, 2022	0.51	4,720	3.9	2,107

	0.55	6,330	3.3	3,717

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

c)	Share purchase warrants

On November 1, 2023, the Company issued 6,000,000 warrants to a company controlled by Titan’s Executive Chairman pursuant to the promissory note of $5,000. Each warrant entitles the holder to acquire one common share at the market price of $0.42. The fair market value of the warrants on the issuance date, November 1, 2023, was $645, which will be amortized over the remaining term of the promissory note. In 2023, $35 of the value of these borrowing costs was amortized as interest and other finance expenses, and the ending balance was $231 as of December 31, 2023.

The following table shows the change in the Company’s share purchase warrants during the year ended December 31, 2022 and 2023.

	Number of share purchase warrants (’000s)	Weighted-average exercise price (in C$)	Weighted-average life remaining (years)
Outstanding, December 31, 2022 and 2021	22,504	0.62	1.28
Granted	6,000	0.42	4.84
Exercised	(357)	0.50	-
Expired	(8,004)	0.75	-
Outstanding, December 31, 2023	20,143	0.51	1.66

For the share purchase warrants granted during the year ended December 31, 2023, the weighted average fair value was estimated at $0.19 (C$0.26) per share purchase warrant based on the Black-Scholes model using the following assumptions:

Assumptions	2023
Risk-free interest rate	3.98%
Expected life	5 years
Expected volatility	76.10%
Share price at date of grant	C$0.41
Fair value of warrants granted	C$0.26
Expected dividend yield	-

The following table provides information on outstanding and exercisable share purchase warrants at December 31, 2023.

Expiry Date	Exercise price (in C$)	Number of warrants outstanding (’000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants (in C$)
January 21, 2024	0.75	2,500	0.1	0.55
June 14, 2024	0.50	3,000	0.5	0.22
October 10, 2024	0.50	8,643	0.8	0.12
November 1, 2028	0.42	6,000	4.8	0.26
	0.51	20,143	1.66	0.16

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

18.	INCOME TAXES

	Year ended December 31,
	2023	2022
Current income tax expense	$14	$70
Deferred income tax expense	-	-
Total income tax expense	$14	$70

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before the tax provision due to the following:

	Year ended December 31,
	2023	2022
Net loss for the year before tax	$(10,196)	$(870)
Statutory income tax rate	27%	27%
Expected income tax (recovery)	(2,753)	(235)
Difference in tax rates	54	(6)
Permanent differences	322	(1,734)
Temporary differences not recognized	2,376	2,045
Withholding taxes	-	-
Other	14	-
	$14	$70

The components of deferred tax liability and unrecognized deferred tax assets are as follows:

	Year ended December 31,
	2023	2022
Deferred tax assets:
Non-capital losses available	$351	$458
Deferred tax asset	$351	$458

Deferred tax liabilities:
Debt and other	$(351)	$(458)
Deferred tax liability	$(351)	$(458)

Net deferred tax asset (liability)	$-	$-

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered. The components of deferred tax liability and unrecognized deferred tax assets are as follows:

	Year ended December 31,
	2023	2022

Deferred tax assets not recognized:
Non-capital losses available	$9,644	$8,484
Resource tax pools in excess of net book value	6,968	4,784
Share issue costs and others	977	1,874
Deferred tax asset not recognized	$17,589	$15,142

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company has $28,860 of unrecognized Canadian tax loss carry forwards which expire between 2035 to 2043 and $7,826 of unrecognized US tax loss that carry forward indefinitely.

The Canadian tax loss carry forwards includes $19,019 (2022 – $15,116) of available loses generated subsequent to a change of control of the Company in 2019. In addition, the Company has Canadian tax loss carry forwards equal to a portion of $9,841 of non-capital losses that are arose prior to the change of control and are only available to the extent they are not considered property losses. Business losses arising prior to the change of control may only be used to offset taxable income from the same or similar business. The US tax loss carry forwards include $7,826 (2022 - $8,143) of available losses to offset future taxable income.

19.	CONTINGENCIES

a)	On December 30, 2016, pursuant to a purchase agreement between Titan Mining (US) Corporation (a wholly owned US subsidiary of the Company), Star Mountain Resources, Inc., Northern Zinc, LLC, and certain other parties (the “Purchase Agreement”), Titan (US) Corporation acquired from Northern Zinc 100% of the issued and outstanding shares of Balmat Holdings Corp, which indirectly owned the Empire State Mine.

On or about March 12, 2018, the Company received a letter from legal counsel to SGS Acquisition Company Limited (“SGS”) dated March 9, 2018. The letter states that in 2016 SGS filed an action in the US District Court for the District of Colorado against certain parties including Star Mountain. The Company is not a named party in that case. SGS alleges the Company (a) has obligations to SGS under mutual indemnification provisions to Star Mountain for the breach of any representations, warranties or breaches of covenants under the Purchase Agreement and (b) failed to conduct its due diligence in connection with the Purchase Agreement, which allegedly interfered with SGS’s ability to recover from Star Mountain. SGS is not a party to the Purchase Agreement. SGS states that “the net economic benefits lost to SGS resulting from Star Mountain’s acts, and by extension, the Company, amount to approximately $28,300.” The Company believes these claims are wholly without merit and to date has not received additional communication from SGS on this matter. This claim is separate from b) noted below.

b)	The Company received notice on October 10, 2017 that Aviano Financial Group LLC (“Aviano”), a creditor of Star Mountain, intended to amend a pre-existing action initially filed in February 2017 in Colorado against Star Mountain to collect debts owing by Star Mountain to Aviano aggregating approximately $800. The amended action of Aviano against Star Mountain was filed in the state of Colorado on October 12, 2017, adding claims for damages and a claim to set aside the alleged conveyance of Empire State Mine by Star Mountain to the Company alleging that it was a fraudulent conveyance. In addition, the Aviano notice stated that it intends to file an analogous action in New York alleging fraudulent conveyance, naming Star Mountain and the Company as defendants. While subsequent claims were filed by Aviano against Star Mountain, as of the date hereof and despite several years passing since the date of both the sale of Balmat Holdings Corp. to the Company and the threat by Aviano no litigation has been commenced by Aviano against the Company. The Company believes that the claim of fraudulent conveyance alleged by Aviano is wholly without merit and will defend against any action by Aviano if commenced.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

On or about February 21, 2018, Star Mountain filed a voluntary petition commencing a Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Arizona. The filing of the bankruptcy case stayed the SGS and Aviano litigation against Star Mountain. The bankruptcy court has confirmed a Chapter 11 plan of liquidation in the bankruptcy proceedings, which went effective on July 8, 2019. The Chapter 11 plan provides for the appointment of a Plan Trustee to liquidate all of the remaining assets owned by Star Mountain, including causes of action owned by Star Mountain. The Chapter 11 plan indicates that the Plan Trustee will investigate, and may pursue, potential fraudulent conveyance claims against the Company. In August of 2019, the Plan Trustee sent a written demand to the Company to perform what the Plan Trustee asserts are the Company’s remaining monetary obligations under the Purchase Agreement.

On November 19, 2019, the Plan Trustee filed a Complaint against the Company, Titan (US) Corporation, and certain former officers and directors of Star Mountain with the Arizona bankruptcy court. The Plan Trustee has filed a Second Amended Complaint (in response to motions to dismiss filed by the Company and Titan (US) Corporation). In his Second Amended Complaint, and as to the Company and Titan (US) Corporation, the Plan Trustee asserts: (a) a claim that the transaction under the Purchase Agreement should be avoided as a fraudulent conveyance under federal bankruptcy and state law; and (b) as purported alternative claims, that the Company and Titan (US) Corporation have breached their remaining payment obligations to Star Mountain related to the Purchase Agreement.

In March 2023, the Company and the Plan Trustee entered into a settlement agreement providing for, among other things, a one-time payment of $5,900 to the Plan Trustee in full satisfaction and release of all claims asserted by the Plan Trustee in its Complaint, full satisfaction and release of the Company’s promissory note owing to Star Mountain Resources Inc. in a remaining principal amount of $1,025 and all interest thereon, and transfer of all ownership and other rights in the Plan Trustee’s 2,968,900 Company common shares (the “Star Shares”) and all past and future dividends thereon to the Company. On June 9, 2023, the Company made the one-time payment of $5,900 to the Plan Trustee, the Star Shares were transferred to the Company and cancelled. As a result, the Company reversed the acquisition obligation of $1,025 and loss provision of $3,374. The shares were valued at $1,424 at the time of the settlement which reduced share capital by this amount when cancelled. The total distributed dividends related to the Star Shares were refunded resulting in a small gain in the current year. The settlement provides that the Company’s entry into, and court approval of, the settlement shall not be construed as an admission that the Company is liable to the Plan Trustee or that the Plan Trustee has suffered any damage.

c)	The Company is from time to time involved in various legal proceedings related to its business. Except in the above described proceedings, management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

20.	FINANCIAL INSTRUMENTS

a)	Derivatives

In August 2022, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 50% of the Company’s zinc production for the period of August 2022 to December 2022 at a price of $1.615 per pound of zinc.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

For the year ended December 31, 2022, the Company recognized $1,733 of realized gain on settlement of swaps, and $473 of unrealized gains from changes in the fair value of open positions. This derivative asset shown in the statements of financial position at December 31, 2022 was received on January 2, 2023.

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

For the year ended December 31, 2023, the Company recognized $5,860 of realized gain on settlement of swaps, and $648 of unrealized gains from changes in the fair value of open positions. This derivative asset shown in the statements of financial position at December 31, 2023 was received on January 2, 2024.

b)	Risk management objectives and policies

The Company’s principal financial liabilities comprise accounts payable and accrued liabilities, debt, lease liabilities and loan from related party. The main purpose of these financial instruments is to manage short-term cash flow and raise finance for the Company’s capital expenditures. The Company’s principal financial assets comprise cash and cash equivalents, trade receivables, and other receivables that arise directly from its operations.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk with respect to its cash and cash equivalents, trade receivables, derivatives and other receivables. The Company’s maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major Canadian financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

Credit risk associated with trade receivables is managed by dealing with a reputable international metals trading company. The Company typically receives provisional payments of up to 90% of the value of each shipment within days after delivery. The Company assesses and monitors risk by performing an aging analysis of its trade receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on, at minimum, a quarterly basis. The Company maintains credit facilities and endeavours to maintain sufficient cash balances to meet its liquidity requirements at any point in time.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Price risk

Price risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company is exposed to the risk of fluctuations in prevailing market commodity prices for zinc which it sells into global markets. The market price of zinc is a key driver of the Company’s capacity to generate cash flow. The Company manages this risk through fixed price contracts when appropriate.

Management has estimated the impact on profit before tax for changes in zinc prices on the fair value of provisionally priced trade receivables. Based on the December 31, 2023 balance, and assuming all other variables remain constant, a 10% change in zinc prices would increase/decrease provisionally priced trade receivables and revenue by $150.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk.

The Company is exposed to interest rate cash flow risk on certain long-term debt amounts as the payments will fluctuate during their term with changes in the interest rate. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. Approximately 87% of the Company’s portfolio of loans and borrowings bear interest at variable rates. Based on the principal owing at December 31, 2023, and assuming all other variables remain constant, a 1% change in the SOFR rate would result in an increase/decrease of $261 in the annual interest expense.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held at the parent company level, as the functional currency of the parent company is Canadian dollars. Conversely for the Company’s subsidiaries whose functional currency is US dollars, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held at the subsidiary company level. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in thousands of US dollars, unless otherwise indicated)

21.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $37,470 and those located in Canada total $71.

22.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	Year ended December 31,
	2023	2022
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	(413)	301
Change in accounts payable and accrued liabilities with respect to inventories	(513)	669
Change in accounts payable and accrued liabilities with respect to operating expenses	(218)	225
Change in reclamation and remediation asset	809	(3,940)

24.	SUBSEQUENT EVENTS

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada a company controlled by Titan’s Executive Chairman made a $5,000 payment against the principal amount of the Credit Facility on February 9, 2024 reducing the Available Credit to $27,170 and extended the waiver period to March 29, 2024. The Company has not yet agreed to commercial terms related to the $5,000 payment.

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